COMMENTS RECEIVED ON 11/20/2018

FROM EDWARD BARTZ

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)

Fidelity SAI Inflation-Focused Fund

POST-EFFECTIVE AMENDMENT NO. 91

1)

C:

        The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2)

“ Fund Summary” (prospectus)

“ Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3)

“ Fund Summary” (prospectus)

“ Fee Table”

“[Geode Capital Management, LLC (Geode) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [_.__]% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, Geode reserves the right to recoup prior reimbursed expenses up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [Month] [Day], [Year]. Geode may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

C:

The Staff requests we revise the footnote to clarify that the fund is only recouping expenses that were reimbursed during the current fiscal year.

R:

The footnote will be revised as follows:

“[Geode Capital Management, LLC (Geode) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [_.__]% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, Geode reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year ~~prior reimbursed expenses~~ up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [Month] [Day], [Year]. Geode may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

4)

“ Fund Summary” (prospectus)

“ Fee Table”

“[Geode Capital Management, LLC (Geode) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [_.__]% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, Geode reserves the right to recoup prior reimbursed expenses up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [Month] [Day], [Year]. Geode may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

C:

The Staff would like confirmation that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R:

The arrangement will remain in effect for at least one year from the effective date of the registration statement.  Disclosure will be updated to include the termination date of the arrangement in the (b) filing for the fund. There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by the adviser pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by the adviser at any time).

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain why “inflation-focused” doesn’t require a policy to invest at least 80% of a fund’s assets in inflation-focused securities.

R:

In its 2001 release adopting Rule 35d-1, the Staff stated that “the rule does not apply to fund names that incorporate terms such as “growth” and “value” that connote types of investment strategies as opposed to types of investments.” (Final Rule: Investment Company Names, Release No. IC-24828; File No. S7-11-97.) “Inflation-focused” in the fund’s name refers to the fund’s investment strategy, rather than to a type of investment. As a result, we do not believe that the fund requires a policy to invest at least 80% of its assets in inflation-focused securities.

6)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s credit quality and maturity policy. If the policy includes below investment grade securities, the Staff requests we add a junk bond risk.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular credit quality or maturity. Accordingly, we have not modified disclosure.

7)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Comment 1:

Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Controlled Foreign Corporation (“CFC”).

Comment 2:

Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Comment 3:

Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Comment 4:

Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Comment 5:

Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Comment 6:

Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.

Comment 7:

Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

R:

The fund’s wholly-owned Cayman Subsidiary is similar to the subsidiaries formed for other Fidelity funds as well as those used by competitor funds. We respond as follows to the Staff’s Comments 1-7 with respect to the CFC:

Response 1:

The fund will look through the CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the CFC level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act. See also “Response 5,” below.

Response 2:

The fund will comply with Section 15, although we note that the CFC is not a registered investment company under the 1940 Act, and is therefore not required to separately comply with the provisions of the 1940 Act. Geode Capital Management, LLC is the adviser to both the fund and the CFC. We note that the CFC’s advisory contract is between its adviser, Geode, and the CFC. This contract is not a material contract with respect to the fund’s shareholders and therefore we do not believe it needs to be filed with the fund’s registration statement.

Response 3:

As previously noted, the fund will look through the CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. The CFC has the same custodian as the fund (JPMorgan Chase Bank).

Response 4:

As disclosed under “Subsidiary Risk” in the “Principal Investment Risks” section of the fund’s prospectus, “the fund relies on a private letter ruling received by other Fidelity funds from the Internal Revenue Service with respect to its investment in the Subsidiary.”

Response 5:

The principal investment strategies and principal investment risks disclosed for the fund reflect the aggregate operations of the fund and the CFC.

Response 6:

The fund will consolidate its financial statements with the CFC’s consistent with no-action relief dated April 29, 2008 (see Fidelity’s letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008). These financial statements will be filed on Form N-CSR.

Response 7:

Consistent with the requirements of Item 3 of Form N-1A, the fees and expenses of investing in the CFC, including the CFC’s management fee, will be included in the fund’s prospectus fee table as “Acquired Fund Fees and Expenses” (“AFFE”). Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under Section 3(a) of the Investment Company Act … but for the exceptions to that definition provided for in section 3(c)(1) and 3(c)(7) of the Investment Company Act…” The CFC is exempt from the definition in Section 3(a) pursuant to Section 3(c)(7). Given this, we believe the CFC clearly falls within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE. We confirm that the CFC will designate an agent for service of process in the United States and that the CFC will agree to the examination of its books and records by the Staff.

8)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing in commodity-linked derivative instruments, inflation-indexed securities, U.S. Treasury securities, cash, and cash equivalents.”

C:

The Staff requests we explain how cash and cash equivalents provide inflation protection.

R:

The sentence identifies some of the various investment types in which the fund may invest. Although cash and cash equivalents do not provide inflation protection, the fund may invest in cash and cash equivalents, for example, as collateral for commodity-linked derivative instruments. Therefore, they may relate to the fund’s principal investment strategy.

9)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

10)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Financial Services Exposure.  Changes in government regulation and interest rates and economic downturns can have a significant negative effect on issuers in the financial services sector, including the price of their securities or their ability to meet their payment obligations.”

C:

The Staff requests we disclose the fund’s principal strategy with regard to its investments in financial services in the “Principal Investment Strategies” section.

R:

Although the fund does not have a principal investment strategy to provide financial services exposure, the fund does normally invest, among other things, in commodity-linked derivative instruments and short-term investment-grade debt securities, which may have exposure to the financial services industry. As a result, the fund believes the inclusion of financial services exposure as a principal investment risk is appropriate.

11)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If the fund intends to invest significantly in any other specific market sectors, the Staff requests we disclose and add corresponding risks.

R:

The strategies and risks associated with individual sectors are not expected to be principal strategies or principal risks for the fund, as the fund does not concentrate its investments in a particular industry or industries, nor does it invest in underlying sector funds.

12)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the fund may also lend securities to broker-dealers or other institutions to earn income. When the Adviser believes that suitable commodity-linked derivative instruments are not available, or during other unusual market conditions, the Adviser may leave all or a significant portion of the fund's assets invested in cash, cash equivalents, or short-term investment-grade debt securities.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

The requested change has been made.